Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
November 7, 2005
FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687 – 8080
VECTOR GROUP ANNOUNCES DATE FOR SPECIAL STOCKHOLDER MEETING

     MIAMI, FL, November 7, 2005 — Vector Group Ltd. (NYSE: VGR) announced today that it will hold a special meeting of Vector Group stockholders on Thursday, December 8, 2005, at 11:00 a.m. Eastern Time at the Bank of America Tower, 100 S.E. Second Street, 19th Floor Auditorium, Miami, Florida to approve the issuance of shares of Vector Group’s common stock pursuant to Vector Group’s proposed premium exchange offer for all of the outstanding common shares of New Valley Corporation (NASDAQ: NVAL) not currently owned by Vector Group. In conjunction with the upcoming special meeting, Vector Group today mailed proxy materials to its stockholders. The Company also announced today that it has extended the expiration date of the exchange offer for shares of New Valley Corporation until Friday, December 9, 2005.
     At the special meeting, Vector Group stockholders will be asked to consider and vote upon the issuance of shares of Vector Group’s common stock in connection with the previously announced exchange offer to acquire all of the outstanding shares of common stock of New Valley that it does not already own. New Valley stockholders are being offered 0.461 shares of Vector Group common stock for each outstanding share of New Valley common stock. If New Valley’s stockholders choose to tender their shares, Vector Group would issue approximately 4.4 million shares to complete the transaction. Completion of the exchange offer is subject to the satisfaction of conditions, including that Vector Group holds at least 90 percent of the outstanding common shares of New Valley at the completion of the exchange offer, and other customary conditions.
     The exchange offer, which was originally scheduled to expire at 5:00 p.m. New York City time on Thursday, December 1, 2005, has been extended and will now expire at 5:00 p.m. New York City time, on Friday, December 9, 2005, unless the Company further extends the exchange offer.
     About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
     Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission (SEC). Investors and security holders are advised to carefully read these documents. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
     Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
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     This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
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